PROSPECTUS SUPPLEMENT NO. 11	Filed Pursuant to Rule 424(b)(3)
To Prospectus dated May 9, 2008	Registration No. 333-129842

Computer Software Innovations, Inc.

14,435,472 SHARES OF COMMON STOCK

This Prospectus Supplement supplements the Prospectus dated May 9, 2008, as amended and supplemented, relating to the offer and sale by the selling stockholder identified in the Prospectus of up to 14,435,472 shares of common stock of Computer Software Innovations, Inc. (the “Company”).

This Prospectus Supplement includes the Company’s Form 8-K dated November 14, 2008 filed with the Securities and Exchange Commission (the “Commission”) on November 20, 2008, and its Form 8-K dated November 17, 2008 filed with the Commission on November 21, 2008.

The information contained in the reports included in this Prospectus Supplement is dated as of the dates set forth in such reports. This Prospectus Supplement should be read in conjunction with the Prospectus dated May 9, 2008, as supplemented on June 4, 2008, July 2, 2008, July 16, 2008, July 17, 2008, August 5, 2008, August 25, 2008, September 17, 2008, September 17, 2008, September 24, 2008 and November 17, 2008, which Prospectus Supplements are to be delivered with this Prospectus Supplement. This Prospectus Supplement is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement updates and supersedes the information contained in the Prospectus dated May 9, 2008, including any supplements or amendments thereto.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 11 is November 24, 2008.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT

TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) November 14, 2008

COMPUTER SOFTWARE INNOVATIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

000-51758	98-0216911
(Commission File Number)	(IRS Employer Identification No.)

900 East Main Street, Suite T, Easley, South Carolina	29640
(Address of principal executive offices)	(Zip Code)

(864) 855-3900

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

On November 14, 2008, Computer Software Innovations, Inc. (the “Company”) entered into a Modification Agreement (the “Equipment Modification”) with RBC Bank (USA) (the “Bank”). The Equipment Modification amends and increases availability under the Company’s equipment financing facility with the Bank.

On February 14, 2006, the Company entered into an agreement with the Bank for a forty-two month equipment term loan of $400,000 at a fixed rate of 7.5% per year (the “Equipment Facility”). The Facility was and is collateralized by substantially all of the assets of the Company. The purpose of the term loan was to finance 2005 capital expenditures and improve availability under the Company’s primary bank credit facility for working capital purposes. On January 2, 2007, the Company entered into a modification of the Equipment Facility, whereby the equipment loan was increased to $800,000 with interest at 7.85% per annum. Following such modification, principal and interest were payable in thirty-six consecutive monthly payments of $25,015 continuing until January 1, 2010. On November 14, 2008, prior to the execution of the Equipment Modification, $334,630 was outstanding under the Equipment Facility.

Pursuant to the Equipment Modification, the total principal amount of the facility was increased to up to $1 million and the maturity date was extended to November 15, 2010. Payment terms were changed to twenty-three equal consecutive monthly payments of $40,000 commencing on December 1, 2008 and concluding on November 15, 2010. The Equipment Facility will now accrue interest at LIBOR plus 2.5%.

Except as set forth in the Equipment Modification, all other terms and conditions of the Equipment Facility and the Bank’s related credit facilities remain unchanged. The Equipment Modification is filed as Exhibit 10.1 hereto.

Item 2.03.	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The disclosure set forth under Item 1.01 is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

The following exhibits are filed as part of this report:

Exhibit Number	Description
10.1*	Modification Agreement between the Company and RBC Bank (USA) dated November 14, 2008.

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPUTER SOFTWARE INNOVATIONS, INC.

By:	/s/ David B. Dechant
David B. Dechant
Chief Financial Officer

Dated: November 20, 2008

EXHIBIT INDEX

Exhibit Number	Description
10.1*	Modification Agreement between the Company and RBC Bank (USA) dated November 14, 2008.

*	Filed herewith.

Exhibit 10.1

RBC Bank (USA)	MODIFICATION AGREEMENT

THIS MODIFICATION AGREEMENT (“Modification Agreement”), entered into as of the 14th day of November, 2008 (the “Effective Date”), by COMPUTER SOFTWARE INNOVATIONS, INC. (“Borrower”, whether one or more) with a mailing address of 900 East Main Street, Suite T, Easley, South Carolina 29640, and RBC BANK (USA), formerly known as RBC Centura Bank (“Bank”), with a mailing address of Post Office Box 1220, Rocky Mount, North Carolina 27802-1220.

1. Borrower has made and issued to Bank its promissory note (“Note”) in the original principal amount and dated as indicated on Attachment 1 attached hereto.

2. If so indicated on Attachment 1, the Note is secured and the security is generally as described on Attachment 1.

3. The Note, any security documents described on Attachment 1 and any other loan and security documents that are outstanding with respect to the extension of credit evidenced by the Note, even if not listed on Attachment 1, are hereinafter collectively referred to as the “Contract” and the Contract is hereby incorporated herein as a part of this Modification Agreement.

4. Bank and Borrower mutually desire to modify the provisions of the Contract in the manner hereinafter set out, it being specifically understood and agreed that, except as herein modified, the terms and provisions of the Contract and the individual instruments, documents and agreements that make up the Contract shall remain unchanged and the Contract, as herein modified, shall continue in full force and effect as therein and herein written.

NOW, THEREFORE, Bank and Borrower, in consideration of the premises and the sum of One Dollar ($1.00) to each in hand paid by the other, receipt and sufficiency of which are hereby acknowledged by each, do hereby agree as follows:

(a) Modification. The Contract shall be, and the same is, modified in the manner set forth in Attachment 2.

(b) Effect of Modification. Nothing contained in this Modification Agreement shall in any way impair the security now held for the indebtedness evidenced by the Contract or the lien priority thereof, nor waive, annul, vary or affect any provision, condition, covenant and agreement contained in the Contract, nor affect or impair any rights, powers and remedies under the Contract, except as herein specifically modified to do any one or more of the foregoing. If any provision in this Modification Agreement shall be interpreted or applied by a court or other tribunal with personal and subject matter jurisdiction over the parties hereto and the Contract, as modified, so as to impair the security now held for the indebtedness or lien priority thereof, or do any one or more of any of the foregoing, such provision shall be ineffective to the extent it causes an impairment of such security or the lien priority thereof or causes any of such other consequences, or the application thereof shall be in a manner and to an extent which does not impair such security or the lien priority thereof, or result in the occurrence of any of the other consequences. This Modification Agreement does not extend the expiration dates or enlarge the terms of any property, physical damage, credit and any other insurance written in connection with or financed by said Contract.

(c) Financing Statements. Borrower irrevocably authorizes Bank to file such financing statements and amendments thereof as may be necessary to protect, in Bank’s opinion, Bank’s security interests and liens and, to the extent Bank deems necessary or appropriate, to sign the name of Borrower with the same force and effect as if signed by Borrower and to make public in financing statements and other public filings such information regarding Borrower as Bank deems necessary or appropriate, including, without limitation, federal tax identification numbers, social security numbers and other identifying information.

(d) Usury. Bank does not intend to and shall not reserve, charge and collect interest, fees and charges under the Contract, as herein modified, in excess of the maximum rates and amounts permitted by applicable law. If any interest, fees and charges are reserved, charged and collected in excess of the maximum rates and amounts, it shall be construed as a mutual mistake, appropriate adjustments shall be made by Bank and to the extent paid, the excess shall be returned to the person making such a payment.

(e) Documentary Stamps, etc. To the extent not prohibited by law and notwithstanding who is liable for payment of the taxes and fees, Borrower shall pay, on Bank’s demand, all intangible taxes, documentary stamp taxes, excise taxes and other similar taxes assessed, charged and required to be paid in connection with this Modification Agreement, and any future extension, renewal and modification of the Contract, or assessed, charged and required to be paid in connection with any of the loan documents which make up the Contract.

(f) Costs and Expenses. All of the costs and expenses incurred by Bank in connection with this Modification Agreement shall be paid by Borrower upon the request of and at the time of demand for payment thereof made by Bank on Borrower. As used herein, “costs and expenses” include, without limitation, reasonable attorneys’ fees and fees of legal assistants, and reasonable fees of accountants, engineers, surveyors, appraisers and other professionals or experts – and all references to attorneys’ fees or fees of legal assistants, or fees of accountants, engineers, surveyors, appraisers or other professionals or experts shall mean reasonable fees.

(g) Waiver of Jury Trial. Borrower, to the extent permitted by law, waives any right to a trial by jury in any action arising from or related to this Modification Agreement and waives any right to a trial by jury in any action or proceeding arising from or related to the Contract, as herein modified.

(h) Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State whose laws govern the Contract, excepting, however, its conflict of law provisions.

(i) Reservation of Rights; Entire Agreement. Bank does hereby reserve all rights and remedies it may have against all parties secondarily liable for repayment of the indebtedness evidenced by the Contract. The Contract, as herein modified, contains the entire agreement of the parties and the undersigned do hereby ratify and confirm the terms of the Contract, all of which shall remain in full force and effect, as modified herein. This Modification Agreement shall be binding upon any assignee and successor in interest of the parties hereto. All references herein to the “Modification Agreement” include any supplemental agreements filed of record to reflect modifications of any of the instruments, documents and other agreements making up the Contract that are of record.

(Signatures On Next Page)

The undersigned have executed this Modification Agreement under seal as of the day and year first above stated.

BANK:		Signed, sealed and delivered in the presence of:

RBC BANK (USA)		Witness:

By:	/s/ Charles H. Arndt	/s/ Erika Newsom
Print Name:	Charles H. Arndt	Print Name:	Erika Newsom
Title:	Senior Vice President

Witness:

/s/ Martha Guenthner
		Print Name:	Martha Guenthner

BORROWER:

COMPUTER SOFTWARE INNOVATIONS, INC.		Signed, sealed and delivered in the presence of:

By:	David B. Dechant	Witness:
Print Name:	David B. Dechant
Title:	Chief Financial Officer	/s/ Wendy Metcalf
		Print Name:	Wendy Metcalf

Witness:

/s/ Russell Young
		Print Name:	Russell Young

STATE OF SOUTH CAROLINA	)
	)	ACKNOWLEDGEMENT
COUNTY OF GREENVILLE	)

Personally appeared before me Charles H. Arndt, as Senior Vice President of RBC BANK (USA), who, being by me first duly sworn, did depose and say that he has read the within instrument, that the statements and recitations made therein are true and that he acknowledges that he did sign said instrument as his free act and deed.

Sworn to before me on November 14, 2008.

/s/ Erika Newsom (SEAL)
Notary Public for South Carolina
My Commission Expires: June 30, 2010

STATE OF SOUTH CAROLINA	)
	)	ACKNOWLEDGEMENT
COUNTY OF PICKENS	)

Personally appeared before me David B. Dechant, as Chief Financial Officer of COMPUTER SOFTWARE INNOVATIONS, INC., who, being by me first duly sworn, did depose and say that he has read the within instrument, that the statements and recitations made therein are true and that he acknowledges that he did sign said instrument as his free act and deed.

Sworn to before me on November 14, 2008.

/s/ Tammy G. Summerell (SEAL)
Notary Public for South Carolina
My Commission Expires: 9/2/2018

Attachment 1

To

Modification Agreement

1.	Describe Promissory Note (Date, Original Amount, Current Amount and all Modifications):

Commercial Promissory Note from Computer Software Innovations, Inc. to RBC Centura Bank (now known as RBC Bank (USA)) dated January 2, 2007 in the original principal amount of $800,000.00, with a current outstanding balance of $334,630.00.

2.	Describe Security Documents (Type, Date and if recorded, Recording Information):

(a)	Second Amended and Restated Loan and Security Agreement by and between Computer Software Innovations, Inc. and RBC Centura Bank (now known as RBC Bank (USA)) dated September 14, 2007, as amended by the Modification Agreement dated June 30, 2008 and as further amended by the Modification Agreement dated September 11, 2008 (collectively and as amended, the “Loan Agreement”) and all security documents and other agreements referenced in the Contract relating to substantially all of the Borrower’s assets.

(b)	UCC-1 Financing Statement, filed on January 31, 2007 in the Department of State for Delaware as No. 2007 0088061.

Attachment 2

To

Modification Agreement

The Contract shall be, and the same is, modified as follows:

1.	The principal amount as stated in the Note is increased to $1,000,000.00 and to the extent the principal amount is stated in any of the other individual instruments, documents and agreements that make up the Contract, the principal amount stated therein is increased to the amount stated herein.

2.	The maturity date stated in the Note is changed to November 15, 2010 and to the extent the maturity date is stated in any of the other individual instruments, documents and agreements that make up the Contracts, the maturity date stated therein is changed to the date stated herein.

3.	The payment terms as stated in the Note are changed to principal and interest payable in twenty (23) equal consecutive monthly payments of Forty Thousand and No/100ths Dollars ($40,000.00), commencing on December 1, 2008, and continuing on the same day of each calendar month thereafter until November 15, 2010, when one final payment of the entire balance of principal, interest, fees, premiums, charges and costs and expenses then outstanding shall be due and payable in full.

4.	The pre-default interest payable on the Note per annum is changed to accrue at two and one half percent (2.50%) plus the LIBOR Base Rate. The “LIBOR Base Rate” is the London Interbank Offer Rate for United States Dollars for a term of one month which appears on Telerate Page 3750, Bloomberg Professional Screen BBAM (or any generally recognized successor method or means of publication) as of 11:00 a.m., London time, two (2) London business days prior to the day on which the rate will become effective. The rate for the first month or part thereof will initially become effective on the date of the Note as shown on the face hereof. Thereafter, the rate will change and a new rate will become effective on the first calendar day of each succeeding month. If for any reason the London Interbank Offer Rate is not available, then the “LIBOR Base Rate” shall mean the rate per annum which banks charge each other in a market comparable to England’s Eurodollar market on short-term money in U.S. Dollars for an amount substantially equivalent to the principal amount due under this Note as determined at 11:00 A.M., London time, two (2) London business days prior to the day on which the rate will become effective, as determined in the Bank’s sole discretion. Bank’s determination of such interest rate shall be conclusive, absent manifest error.

5.	Except as modified herein, each of the loan and security documents comprising the Contract remains in full force and effect and legally binding and enforceable against the Borrower.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT

TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) November 17, 2008

COMPUTER SOFTWARE INNOVATIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

000-51758	98-0216911
(Commission File Number)	(IRS Employer Identification No.)

900 East Main Street, Suite T, Easley, South Carolina	29640
(Address of principal executive offices)	(Zip Code)

(864) 855-3900

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

As previously disclosed in a Form 8-K dated August 14, 2008 of Computer Software Innovations, Inc. (the “Company”), the Company entered into a Contract of Purchase and Sale dated August 8, 2008 for the sale of real property (the “Property”) owned by the Company and located at 3213 Executive Park Circle, Mobile, Alabama, to Employee Liability Management, Inc. (“the Buyer”). The Property consists of an office building acquired in the Company’s acquisition of the business operations of McAleer Computer Associates, Inc. in January 2007.

On November 17, 2008, the Company and the Buyer closed on the sale of the Property. The sales price was $485,000. Proceeds from the sale were used to pay off the mortgage loan relating to the Property with RBC Bank (USA) in the amount of $455,347.50. The Company transferred title to the Property via a Statutory Warranty Deed dated November 17, 2008, which is filed as Exhibit 10.1 hereto.

In conjunction with the sale of the Alabama Property, the Company and the Buyer also entered into a short term lease. Pursuant to such lease, the Company will lease the Property from the Buyer until February 15, 2009, at a monthly rate of $5,000. It is anticipated that the Company will move into other facilities on or about the expiration date of the lease.

Item 3.02.	Unregistered Sales of Equity Securities.

On October 28, 2008, Barron Partners LP converted 120,000 shares of Series A Convertible Preferred Stock of the Company into a like number of shares of common stock, par value $0.001 per share of the Company. The conversion was effectuated pursuant to an exemption from registration under the Securities Act of 1933, as amended, pursuant to Section 3(a)(9) of such act.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

The following exhibits are filed as part of this report:

Exhibit Number	Description
10.1*	Statutory Warranty Deed from the Company to Middle Bay Land, LLC dated November 17, 2008.

*	Filed herewith.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPUTER SOFTWARE INNOVATIONS, INC.

By:	/s/ Nancy K. Hedrick
Nancy K. Hedrick
President/Chief Executive Officer

Dated: November 21, 2008

EXHIBIT INDEX

Exhibit Number	Description
10.1*	Statutory Warranty Deed from the Company to Middle Bay Land, LLC dated November 17, 2008.

*	Filed herewith.

Exhibit 10.1

STATE OF ALABAMA

COUNTY OF MOBILE

STATUTORY WARRANTY DEED

KNOW ALL MEN BY THESE PRESENTS, that COMPUTER SOFTWARE INNOVATIONS, INC., a Delaware Corporation, the GRANTOR, for and in consideration of FOUR HUNDRED EIGHTY FIVE THOUSAND AND NO/100 DOLLARS ($485,000.00) cash in hand paid to the GRANTOR by the GRANTEE hereinafter named, the receipt whereof is hereby acknowledged, does grant, bargain, sell, and convey to MIDDLE BAY LAND, LLC, an Alabama limited liability company, the GRANTEE, its successors and assigns forever, subject to:

1.	Any prior mineral reservations and any rights or easement in connection therewith;

2.	Right of way granted to Alabama Power Company by instrument(s) recorded in Real Property Book 3435, page 353;

3.	Easement granted City of Mobile, a municipal corporation, by Louise E. M. Farnell, et al dated September 22, 1961 and recorded in Real Property Book 288, page 568;

4.	Easement granted Board of Water and Sewer Commissioners by E. G. Farnell and Louise E. Farnell dated November 8, 1954 and recorded in Deed Book 648, page 624;

5.	Right of way granted to Alabama Power Company by instrument(s) recorded in Deed Book 725, page 235;

6.	Easement and right of way condemned by Alabama Power Company vs. Edwin Farnell (Probate Court Case #6757);

7.	Right of way granted to Alabama Power Company by instrument(s) recorded in Real Property Book 2050, page 53;

8.	Building setback line and drainage and utility line easements as shown on the recorded plat of the Subdivision hereinafter described;

the following described real property in the County of Mobile, State of Alabama, viz.:

Parcel A:

Lot B of a Resubdivision of Lot 16, Bel Air Executive Park, Second Unit, as recorded in Map Book 37, Page 28 of the Probate Court Records of Mobile County, Alabama.

Parcel B:

Lot 15 of Parcel 2, Bel Air Executive Park, Second Unit, according to the plat thereof recorded in Map Book 29, Page 105 of the records in the Office of the Judge of Probate of Mobile County, Alabama.

TOGETHER WITH all and singular the rights, tenements, hereditaments, members, privileges and appurtenances thereunto belonging or in anywise appertaining;

TO HAVE AND TO HOLD the same unto the said GRANTEE, its successors and assigns forever.

IN WITNESS WHEREOF, the said COMPUTER SOFTWARE INNOVATIONS, INC., has caused its name to be signed hereto, this the 17th day of November, 2008.

COMPUTER SOFTWARE INNOVATIONS, INC.

By:	/s/ David Dechant
DAVID DECHANT
Its Chief Financial Officer

STATE OF ALABAMA

COUNTY OF MOBILE

I, the undersigned Notary Public in and for said County in said State, hereby certify that DAVID DECHANT, whose name as Chief Financial Officer of COMPUTER SOFTWARE INNOVATIONS, INC., an Alabama corporation, is signed to the foregoing instrument and who is known to me, acknowledged before me on this day that, being informed of the contents of the instrument, he, as such Chief Financial Officer and with full authority, executed the same voluntarily for and as the act of said corporation.

Given under my hand and seal this the 17th day of November, 2008.

/s/ Tammy G. Summerell
NOTARY PUBLIC
My Commission Expires: 9/2/2018

GRANTEE’S ADDRESS:

50 Midtown Park W.

Mobile, AL 36606

This Instrument was Prepared By:

J. Manson Murray, Esq.

Vickers, Riis, Murray and Curran, L.L.C.

Regions Bank Building

106 St. Francis Street, 11th Floor

Mobile, AL 36602-3419